Exhibit 99
Letter to Shareholders
Third Quarter 2013

The third quarter’s combined ratio of a 94.2 paired with 5% premium growth contributed nicely to Progressive’s positioning within what we view as a “zone of healthy operating combinations.” Both the year-to-date and quarter results exceeded our most important objective of a 96 combined ratio threshold and, as such, we desire to grow as fast as possible.

In recent writings, I have summarized the trade-offs we deemed essential to ensure our most important objective, but continuously suggested unit growth would return to replace, and hopefully exceed, the past year’s largely rate growth gains. Signs as early as the close of the first quarter, primarily demand without yet matching conversion, and well into the second suggested that those were not empty expectations. However, in last quarter’s letter I did note that new application growth “is considerably slower than we are prepared to handle.” By the close of the third quarter, we have what we see as more compelling evidence that our product pricing, combined with market conditions, are now more favorable to the increasing unit growth rates we’ve been looking to restore.

Net income was $232 million for the quarter, down 16% from the prior year quarter, due in part to timing differences in realizing gains in our investment portfolio, just as the second quarter reported the opposite effect. Year-to-date comprehensive income, which effectively eliminates these differences, is essentially equal to last year and slightly up on a per share basis due to a lower share count. A significant increase in unrealized gains through the 3rd quarter last year complemented the underwriting and investment income results, while this year the underwriting and investment income results have little assistance from growth in our substantial unrealized gain position. After ending the second quarter 2013 with a notable drop in our year-to-date fully taxable equivalent total return, this quarter provided a nice rebound to 3.5% for the year so far. Our investment strategy remains largely unchanged from prior reporting, but modest improvements in our pre-tax book yield during the quarter were welcome. During the quarter, we took the opportunity to repurchase $54 million of our outstanding 6.70% Debentures due in 2067, and on October 1st we retired $150 million of outstanding debt at maturity; both transactions were financed from funds on hand.

New auto application rates for us can be a measure of book acceleration, which may lead to the more important sustained growth momentum of renewals and extended policy life expectancies. Having experienced the expected deceleration after last year’s rate increases, logging the final month of the quarter with double digit new application growth in both channels was clearly rewarding. It was also a natural build, if perhaps a couple of months slower than my expectations, to the activity in the months leading up to quarter end. To somewhat temper this encouraging read on market conditions and our positioning, I would suggest that the denominator of the prior year is likely to provide a statistical basis for increased growth rates. Thus for me the more important comparison is to a more attractive period two years earlier, which still shows the results to be strong, and for Direct, recently still double digits.

Equally, the build in retention, and its proxy of Net Promoter® Score, will now need to fully realize the same gains to be as meaningful as we hope to the aggregate results and growth in policies in force. Finally, I note that the timing for this desired acceleration may have been a couple of months delayed from expectations. While no simple explanation will capture the extraordinary number of market permutations, I would offer that our expectations of loss costs last year when pricing for the future exceeded what materialized by a percentage point or so over the timeframe predicted. For now, at least, it’s gratifying to expect our rates to remain competitive and stable for consumers for an even longer period of time than originally planned.

As noted last quarter, it was prudent to make adjustments in a few states where we saw our original estimates to be sufficiently different from new information and specifically highlighted Florida. The changes in Florida auto have been extremely productive, resulting in meaningful growth and continued strong margins. Our rate-making process is state-by-state, market-by-market, and we have no expectation of anything but our normal adjustments, driven by product managers and preferably in small increments, to remain nimble going forward and not induce a cycle of aggregate growth swings.

Our Commercial Lines business had a less volatile quarter and, while growth is relatively slow, our efforts on ensuring profitability are well placed. Special Lines, notably motorcycle, seemed to have had a full season of the conditions I reported in the first quarter, but hoped would be just a timing difference. Reduced riding days in many states kept losses below levels of other years, but equally so the demand for insurance and reported new bike sales. The seasonality of the northern states will soon have bike owners putting their toys away until next year in hopes of better riding conditions.

Product design is a primary discipline at Progressive and one we’re constantly improving. Our most current auto product design, with our latest underwriting features, now represents the majority of our countrywide offerings. Work on future designs, among other things, will provide for greater payment stability at renewal, more competitive rates for our most preferred customers, and increased use of our “Deductible Savings Bank®.”

Our Snapshot® offering continues to be a growing and important segmentation enhancement, which at current pace will be a factor in the rating of over $2 billion of 2013 private passenger net written premium. At that size and with improved customer retention performance, it is essential the Snapshot rating and discount program meet its profitability targets, which is currently well in-hand. In a similar manner to our overall product design, Snapshot design has been evolving, and will continue to evolve, as it earns its place as a permanent part of rating technology for Progressive.

While marketing challenges and agent-offer rates for Snapshot continue to be clear opportunities for even greater book penetration, we see signs that significant progress is being made. We started from the low consumer awareness associated with any new concept or consumer option to recently being featured on TV’s Jeopardy show, where they posed the answer, “Flo of the dark hair and red lipstick wants drivers to try Snapshot from this insurance company.” The question, “Who is Progressive?” seemed to be a layup for the $600 clue. Consistent with prior communications regarding our licensure of the Snapshot intellectual property for use beginning in 2015, we have secured four such license arrangements to-date.

We continued to release new commercials and supporting digital assets during the quarter building on the Superstore theme and in at least one case using the theme without the store - you will know it when you see it. For me however, the quarter, from a marketing point-of-view, was highlighted with the release of an added dimension to our branding efforts, the details of which go beyond the scope of this note. In its simplest form, this added dimension will attempt to show consumers something of the real company and the real values that lie behind the product and feature messaging that is, and will be, the mainstream of our campaign and often their primary point-of-perspective with us. Perhaps best put as “what kind of company would Flo work for?”, we believe we captured a slice of the real Progressive that we want our customers to know and understand and for others to come to know us as; all leading to very genuine feelings of confidence and trust by consumers. I’m proud of the work and the concepts in place to make it deeper than outlined here and more sustaining than just advertising. The media exposure will be lower frequency and, we expect, longer lived and will complement the product advertising.

Two other faster growing parts of our book are preferred customers and those we can bundle as multi-product households - often the same consumer. During the month, we saw a survey published from J.D. Power separately ranking customer satisfaction with both home and renters insurance bundling. Without comment on the survey specifics, I suggest it was notable that the approach of bundling products under a strong auto brand with quality but differently underwritten home or renters insurance, fared very well in the consumers mind against some of what might be considered the more traditional single company bundled approach - an endorsement to our previously derived conclusion.

During the quarter, one of our eleven homeowner providers, our largest, announced a future change in ownership; by all assurances this will have little effect on our use of the product or relationship. Our multi-product penetration percentage continues to increase and, while still reflective of a history without the property bundling options, is growing nicely with the expected profitability and retention effects and, as such, will remain a long-term focus of our growth agenda.

The Claims organization continues to perform extremely well on all measures and handles the long stream of less than TV-worthy catastrophes without a hiccup. During the quarter, we opened three new Service Centers in Omaha, Boston, and Dayton, bringing the total to 61, with Sacramento and Baton Rouge planned for the rest of the year. Needless to say, the changes we have made, and will shortly have fully implemented in all centers, are meeting our performance expectations and support the expansions. More than a decade ago we declared a strategy for physical damage - “Cars not Cash” - of which the service center and other approaches to managed repair are essential parts. As we share what we are doing to make this more than words, with customers, claimants, agents, body shops, and rental car partners, the understanding that this could be a big part of defining future customer expectations and not just a slightly better way seems to resonate positively.

“Building on the increased demand is our obvious focus for the rest of the year” - is where I left off in my second quarter note - so far so good - more to come.

Glenn M. Renwick
President and Chief Executive Officer